Mail Stop 3561

February 6, 2009

Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc
200 Connecticut Avenue
Norwalk, CT 06854

      Re: FCCC, Inc
              Form 10-KSB for the Fiscal Year Ended
              March 31, 2008
              File No. 001-08589

Dear Mr. Zimmerman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services